UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)
American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD REINSURANCE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2022, filed on November 8, 2022 (the “Third Quarter 2022 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner, and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.04%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 6 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 2.	Identity and Background:

Item 2 of the Amended Schedule 13D is hereby supplemented as follows:

Effective December 9, 2022, Brookfield Asset Management Reinsurance Partners Ltd. underwent a name change to Brookfield Reinsurance Ltd.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

We understand that on December 8, 2022,  Prosperity Group Holdings LP (“Prosperity”) made a highly credible offer to acquire the Issuer at a price of $45 per share.  Based on a subsequent statement issued by Prosperity on December 21, 2022, we understand that Prosperity is potentially interested in improving its offer subject to due diligence, in order to offer the Issuer’s shareholders ‘an even more attractive premium’.  In order to assist the board of directors of the Issuer (the “Board”) in its evaluation of this offer, and any other credible strategic alternatives that have surfaced or may in the future surface, we intend to exercise our right to nominate a replacement director to the Board at this time.  We are in the process of confirming our nominee, who we expect will have significant experience appropriately valuing public companies and guiding boards through strategic review processes in a manner that maximizes value for all shareholders.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 15,886,163 shares, constituting approximately 18.54% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2022, filed on November 8, 2022.

(i)	Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”)

(A)
As of November 3, 2022, Brookfield Reinsurance may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 18.54% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(ii)	BAM Re Partners Trust

(A)	As of November 3, 2022, BAM Re Partners Trust may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 18.54% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iii)	BAM Re Holdings

(A)	As of November 3, 2022, BAM Re Holdings may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 18.54% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iv)	North End Re

(A)	As of November 3, 2022, North End Re may be deemed to be the beneficial owner of 12,028,979 shares of Common Stock, constituting approximately 14.04% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  12,028,979 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  12,028,979 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Amended Schedule 13D is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD., for and on behalf of BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name	Gregory McConnie
	Title	Director and Chief Executive Officer